April 28, 2026

David Sobelman
President and Chief Executive Officer
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street, Suite 3300
Tampa, FL 33602

       Re: GENERATION INCOME PROPERTIES, INC.
           Draft Registration Statement on Form S-11
           Submitted April 21, 2026
           CIK No. 0001651721
Dear David Sobelman:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Curt Creely, Esq.